                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                     Horizon Financial Services Corporation
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                                (Name of Issuer)


                         Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   44041Q101
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                                 (CUSIP Number)

                                Gerald M. Kirke
                        Kirke Financial Services, L.L.C.
                                   417 Locust
                              Des Moines, LA 50309
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 23, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.    44041Q101            13D                        PAGE 2  OF 2  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Gerald M. Kirke; IRS Identification No. ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    N/A
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                                                0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                                0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                0
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14   TYPE OF REPORTING PERSON (See Instructions)

                                                IN
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ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this statement relates is the Common Stock, $0.01 par value, (the "Shares") of Horizon Financial Services Corporation, a Delaware corporation (the "Issuer"). The Issuer's Shares are trade over-the-counter and are traded on the NASDAQ Small Cap Market under the symbol "HZFS." The principal executive offices of the Issuer are located at 301 First Avenue East, Oskaloosa, Iowa.

ITEM 2.  IDENTITY AND BACKGROUND.
(a) through (f). This Statement is being filed by Gerald M. Kirke (the "Reporting Person").

       Name                      Business Address                Principal Occupation
       ----                      ----------------                --------------------
  Gerald M. Kirke        Kirke Financial Services, L.L.C.     Consultant/Private Investor
                                    417 Locust
                               Des Moines, IA 50309

During the past five years the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result has not been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person sold 85,500 Shares in a market transaction based upon personal investment reasons.


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


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Beneficial Ownership

              The Reporting Person is no longer the beneficial owner of any Shares of Issuer.

         (b)  Voting and Dispositive Powers

              None

         (c)  Transactions in Securities of the Company During the Past Sixty
              Days.

              None

         (d)  Dividends and Proceeds

              None

         (e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company's Stock.

              June 23, 2000

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              None.



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                                   SIGNATURES

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

September 6, 2000
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Date

/s/ Gerald M. Kirke
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Signature

Gerald M. Kirke
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Name/Title




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